                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                                  RENTECH, INC


                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   760112 10 2

                                 (CUSIP NUMBER)

                                   JOAN SONNEN
                             FOREST OIL CORPORATION
                            1600 BROADWAY, SUITE 2200
                             DENVER, COLORADO 80202
                                 (303) 812-1400

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                 AUGUST 7, 2000

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)
                                 (Page 1 of 10)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                 (Page 2 of 10)

CUSIP NO. 760112 10 2

--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

                             Forest Oil Corporation
                  I.R.S. Employer Identification No. 25-0484900
--------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group(1)                 (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
4    Source of Funds                                                      WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                       / /
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                New York, United States
--------------------------------------------------------------------------------
 Number of Shares      7   Sole Voting Power(1)(2)                     3,369,650
                      ----------------------------------------------------------
Beneficially Owned     8   Shared Voting Power                                 0
                      ----------------------------------------------------------
by Each Reporting      9   Sole Dispositive Power(1)(2)                3,369,650
                      ----------------------------------------------------------
  Person With         10   Shared Dispositive Power                            0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person(2)   3,369,650
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares       / /
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)(2)                  5.2%
--------------------------------------------------------------------------------
14   Type of Reporting Person                                                 CO
--------------------------------------------------------------------------------

(1)  The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock purchasable pursuant to (a) the stock options expiring on December 31, 2001 that are immediately exercisable to purchase 1,929,767 shares of Common Stock with an initial exercise price of $1.25 per share, and (b) the stock options expiring on December 31, 2004 that are immediately exercisable to purchase 964,883 shares of Common Stock with an initial exercise price of $5.00 per share. See Items 5 and 6.

     This Amendment No. 1 to the original Schedule 13D filed on March 28, 2000 (the "Original Schedule 13D") by Forest Oil Corporation ("Forest" or the "Reporting Person") relates to shares of common stock, $.01 par value per share, of Rentech Inc. (the "Company") and amends Items 4, 5, 6 and 7 of the Original
Schedule 13D. The cover page for Forest and the full text of Items 4, 5, 6, and 7, as amended hereby, are restated in their entirety in this Amendment No. 1. Items 1, 2, and 3 of the Original Schedule 13D remain unchanged. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Original Schedule 13D. The information contained in this Schedule 13D/A is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Rentech, Inc., a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1331 17th Street, Suite 720, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The name of the Person filing this Statement (the "Reporting Person") is Forest Oil Corporation.

     (b) The state of organization of the Reporting Person is the State of New York.

     (c) The principal business of the Reporting Person is the acquisition, exploration, development, production and marketing of natural gas and liquids in North America.

     (d) The address of the Principal Business and the principal office of the Reporting Person is 1600 Broadway, Suite 2200, Denver, Colorado 80202.

     (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 6 below, on March 18, 2000, the Reporting Person purchased from the Issuer the number of shares of Common Stock and the number of Options to purchase shares of Common Stock at the purchase price set forth below.

   Number of         Number of Shares Purchasable     Number of Shares Purchasable
Shares Purchased        Pursuant to 2001 Options         Pursuant to 2004 Options      Purchase Price
----------------     ----------------------------     ----------------------------     --------------
   1,000,000                  2,000,000                         1,000,000                $ 650,000


     The Reporting Person obtained funds for the purchase price of its shares of Common Stock and its Options from working capital.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The Reporting Person consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Person intends to review continuously its position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may retain or from time to time increase its holdings or dispose of all or a portion of its holdings subject to any applicable legal and contractual restrictions on its ability to do so.

     The Stock Purchase Agreement, dated as of March 18, 2000, between the Company and the Reporting Person (the "Stock Purchase Agreement") contained a 90-day restriction on the sale of the shares of Common Stock of the Company held by the Reporting Person. Before expiration of such 90-day period and in accordance with the Registration Rights Agreement, dated as of March 18, 2000, by and among the Company, the Reporting Person and Anschutz Investment Company (the "Registration Rights Agreement")), the Company completed a public offering of its common stock. On June 6, 2000 the Reporting Person assigned 2.5% of its investment in the Company to each of two of the Reporting Person's executive officers. In late June 2000, in accordance with a periodic review of its position in the Company, the Reporting Person commenced a divestiture program pursuant to which it sold a total of 475,000 shares of the Company's common stock over a period of approximately 40 days. The Reporting Person intends to continue to review its position in the Company.

     In addition, the matters set forth in Item 6 below are incorporated in this
Item 4 by reference as if fully set forth herein.

     Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Person is the record and beneficial owner of 475,000 shares of Common Stock, 1,929,767 options to purchase Common Stock pursuant to the 2001 Options, and 964,883 options to purchase Common Stock pursuant to the 2004 Options. Assuming exercise of all such options, the Reporting Person is the beneficial owner of 3,369,650 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of August 18, 2000, there being 65,158,878 shares of Common Stock outstanding, represents approximately 5.2% of the outstanding shares of Common Stock, including the shares we have a right to acquire within 60 days. This calculation utilizes the Company's statement that 62,264,228 shares of common stock were outstanding on June 30, 2000, as set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000, along with Forest's right to acquire 1,929,767 and 964,883 shares of common stock pursuant to the 2001 Option Agreement and the 2004 Option Agreement, respectively.

     The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

     (b) The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference.

     (c)  The transactions set forth in Item 6 below are incorporated in this
Item 5 as if fully set forth herein. Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

     (a)  Stock Purchase Agreement

     Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of March 18, 2000, by and between the Issuer and the Reporting Person, the Issuer agreed to sell to the Reporting Person, and the Reporting Person agreed to purchase from the Issuer, 1,000,000 shares of Common Stock ("Purchased Common Shares"), options to purchase 2,000,000 shares of Common Stock having an exercise price of $1.25 per share and expiring December 31, 2001 ("2001 Options"), and options to purchase 1,000,000 shares of Common Stock having an exercise price of $5.00 per share and expiring December 31, 2004 ("2004 Options"), collectively referred to as the "Purchased Securities", for an aggregate purchase price of $650,000.00. The 2001 Options and the 2004 Options are subject to the terms of their respective option agreements.

     The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

     (b)  Registration Rights Agreement

     The Issuer and the Reporting Person entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of March 18, 2000, pursuant to which the Issuer agreed to use its best efforts to file a registration statement within 30 days from the date thereof , and to cause it to become effective within 90 days thereof, covering the resale of all of Reporting Person's Registrable Securities. In addition, the Reporting Person has certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act").

     On April 17, 2000 the Company filed a registration statement in accordance with its obligations under the Registration Rights Agreement. Pursuant to such registration statement, which became effective on May 26, 2000, 2000, the Company registered 13,990,560 shares of its Common Stock, including 4,047,000 shares beneficially owned by the Reporting Person and two of its executive officers. A total of 475,000 of the shares registered in the offering were sold by Forest under the registration statement. The shares sold by Forest were sold in the period beginning June 27, 2000 with the final sale settling on August 7, 2000.

     As used in this statement, "Registrable Securities" means the Purchased Common Shares, the shares purchasable under the 2001 Options and the 2004 Options, and any shares of capital stock issued or issuable with respect to the Purchased Securities as a result of any sale or issuance of Common Stock by the Issuer for less than its then prevailing fair market value, any stock split, stock dividend, recapitalization, exchange or similar event.

     The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

     (c)  Option Agreements

     In furtherance of the Stock Purchase Agreement, the Issuer and the Reporting Person entered into two Option Agreements (the "Option Agreements"), both dated as of March 18, 2000, in respect of the 2001 Options and the 2004 Options. Under the 2001 Option Agreement, the Reporting Person or its permitted assignee was originally entitled to purchase from the Issuer an aggregate of 2,000,000 shares of Common Stock at an exercise price of $1.25 per share, as adjusted from time to time pursuant to the terms thereof. The 2001 Option Agreement expires on December 31, 2001. Under the 2004 Option Agreement, the Reporting Person or its permitted assignee was originally entitled to purchase from the Issuer an aggregate of 1,000,000 shares of Common Stock at an exercise price of $5.00 per share as adjusted from time to time pursuant to the terms thereof. The 2004 Option Agreement expires on December 31, 2004.

     Because of an anti-dilution adjustment provision in the 2001 Option Agreement and the 2004 Option Agreement and based upon information provided by the Company, the right to acquire shares of Common Stock pursuant to the 2001 Option Agreement and the 2004 Option Agreement has since increased by 29,767 and 14,883 shares of Common Stock, respectively. After this anti-dilution adjustment and after giving effect to the assignments discussed in subsection (d) below, the 2001 Option Agreement currently grants the Reporting Person the right to acquire a total of 1,929,767 shares of Common Stock and the 2004 Option Agreement currently grants the Reporting Person the right to acquire a total of 964,883 shares of Common Stock.

     The foregoing description of the 2001 Option Agreement and the 2004 Option Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Option Agreements and the Assignment and Assumption Agreements discussed in subsection (d) below. A copy of the 2001 Option Agreement is filed as Exhibit 10.3(a) hereto, and is incorporated herein by reference, and a copy of the 2004 Option Agreement is filed as Exhibit 10.3(b) hereto, and is incorporated herein by reference.

     (d)  Assignment and Assumption Agreements

     On June 6, 2000, Forest assigned 2.5% of its interest in the Company to each of Robert S. Boswell, Forest's Chairman and Chief Executive Officer, and David H. Keyte, Forest's Executive Vice President and Chief Financial Officer. As a result, 25,000 shares of common stock and Forest's rights to purchase 50,000 and 25,000 shares of common stock under the 2001 Option Agreement and 2004 Option Agreement, respectively, were transferred to each of Robert S. Boswell and David H. Keyte. The purpose of the assignment was for Forest to transfer part of its ownership in the Company to and for the benefit of each of Robert S. Boswell and David H. Keyte for consideration. The Assignment and Assumption Agreement, dated as of June 6, 2000 by and between the Reporting Person and Robert S. Boswell (the "Boswell Assignment Agreement" ) and the Assignment and Assumption Agreement, dated as of June 6, 2000, by and between the Reporting Person and David H. Keyte (the "Keyte Assignment Agreement") are filed herewith as Exhibits 10.4(a) and 10.4(b), respectively, and each is incorporated herein by reference. Given these assignments, the related rights under the Registration Rights Agreement as to the 2001 Options and the 2004 Options transferred to each of Mr. Boswell and Mr. Keyte have likewise been assigned to each of Mr. Boswell and Mr. Keyte. Following these assignments and the anti-dilution adjustment discussed in Item 5 above, Forest has rights to purchase 1,929,767 shares of Common Stock under the 2001 Option Agreement and 964,883 shares of Common Stock under the 2004 Option Agreement.

     The foregoing description of the Boswell Assignment Agreement and the Keyte Assignment Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Boswell Assignment Agreement and the Keyte Assignment Agreement. A copy of the Boswell Assignment Agreement is filed as Exhibit 10.4(a) hereto, and is incorporated herein by reference, and a copy of the Keyte Assignment Agreement is filed as Exhibit 10.4(b) hereto, and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

*Exhibit 10.1:      Stock Purchase Agreement, dated as of March 18, 2000,
                    between the Issuer and the Reporting Person relating to the purchase and sale of Common Stock, and options to purchase
                    Common Stock, of Rentech, Inc..

*Exhibit 10.2:      Registration Rights Agreement, dated as of March 18, 2000, by and among the Issuer, the Reporting Person, and Anschutz
                    Investment Company.

*Exhibit 10.3(a):   2001 Option Agreement dated as of March 18, 2000, between
                    the Issuer and the Reporting Person.

*Exhibit 10.3(b):   2004 Option Agreement dated as of March 18, 2000, between
                    the Issuer and the Reporting Person.

**Exhibit 10.4(a):  Assignment and Assumption Agreement, dated as of June 6,
                    2000, between the Reporting Person and Robert S. Boswell relating to the assignment of Common Stock, and options to purchase Common Stock, of Rentech, Inc.

**Exhibit 10.4(b):  Assignment and Assumption Agreement, dated as of June 6,
                    2000, between the Reporting Person and David H. Keyte relating to the assignment of Common Stock, and options to purchase Common Stock, of Rentech, Inc.


*Previously filed.
**Filed herewith.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 21, 2000

                                       Forest Oil Corporation

                                       By:    /s/ Joan C. Sonnen
                                          --------------------------------------
                                       Name:  Joan C. Sonnen
                                       Title: Vice President, Controller and
                                              Corporate Secretary

                                  EXHIBIT INDEX

*Exhibit 10.1:      Stock Purchase Agreement, dated as of March 18, 2000,
                    between the Issuer and the Reporting Person relating to the purchase and sale of Common Stock, and options to purchase
                    Common Stock, of Rentech, Inc..

*Exhibit 10.2:      Registration Rights Agreement, dated as of March 18, 2000, by and among the Issuer, the Reporting Person, and Anschutz
                    Investment Company.

*Exhibit 10.3(a):   2001 Option Agreement dated as of March 18, 2000, between
                    the Issuer and the Reporting Person.


*Exhibit 10.3(b):   2004 Option Agreement dated as of March 18, 2000, between
                    the Issuer and the Reporting Person.

**Exhibit 10.4(a):  Assignment and Assumption Agreement, dated as of June 6,
                    2000, between the Reporting Person and Robert S. Boswell relating to the assignment of Common Stock, and options to purchase Common Stock, of Rentech, Inc.

**Exhibit 10.4(b):  Assignment and Assumption Agreement, dated as of June 6,
                    2000, between the Reporting Person and David H. Keyte relating to the assignment of Common Stock, and options to purchase Common Stock, of Rentech, Inc.


*Previously filed.
**Filed herewith.